Exhibit 8.1

LIST OF SIGNIFICANT SUBSIDIARIES

The following is a list of the significant companies that we controlled, either directly or indirectly, as of 30 June 2009:

•                  Companhia de Bebidas das Américas—AmBev (incorporated in Brazil). We own a 61.75% ownership interest and a 74.00% voting interest in this entity.

•                  Anheuser-Busch Companies, Inc. (incorporated in Delaware, U.S.). We own 100% of the voting and total equity of this entity.